FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 10, 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 10, 2011
2.	Press release dated November 10, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2011

ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc
10 November 2011
Board change

Tudor Brown has advised the Company that he wishes to retire from the board and therefore will not be seeking re-election at the forthcoming Annual General Meeting, scheduled for 3 May 2012. He will leave the Company then.  Tudor is one of the founders of the Company and worked on ARM-related products before ARM was formed. He has worked in a variety of roles including Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer.  He joined the board in 2001 and became President of the Company in 2008 with responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development in AsiaPac.

Tudor Brown said:
“I am very proud to have been so closely involved in building ARM to be the highly successful and respected company that it is today.  I know that ARM is in a very strong position and I look forward to watching it grow further in the future.”

Doug Dunn, Chairman, said:
“Tudor has played an important role in the creation and successful development of ARM over the past 21 years and has made an immense contribution in a wide range of positions.  We will miss his incisive and thoughtful contributions and thank him and wish him well for his retirement.”

CONTACTS:
Sarah West/Daniel Thole
Brunswick
+44 (0)207 404 5959

Tim Score/Ian Thornton
ARM Holdings plc
+44(0)1223 400796

Item 2

ARM Holdings plc
10 November 2011
Announcement of Acquisition of Shares

ARM Holdings plc (the “Company”) announces that on 27 October 2011 certain directors and PDMRs acquired shares in the Company through reinvestment of dividends on shares that previously vested under the Long Term Incentive Plan or the Deferred Annual Bonus Plan.

The total holdings of these directors and PDMRs after these additions are as follows:

Name	Role	Number of shares acquired*	Total number of shares now held+
Tudor Brown	President	485	651,793
Mike Inglis	EVP & GM Processor Division	232	101,007
Mike Muller	CTO	797	1,158,163
Tim Score	CFO	764	289,151
Simon Segars	EVP & GM Physical IP Division	214	265,864
Patricia Alsop	PDMR	89	103,760
John Cornish	PDMR	92	14,411
Ian Drew	PDMR	189	45,467
Bill Parsons	PDMR	12	5,310

*  excludes fractions of shares acquired

+ excludes shares earned under the Deferred Annual Bonus Plan which have not yet vested

The price paid for the shares acquired through dividend reinvestment was 600.63 pence per share.